Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(dollars in thousands except ratios)

	For the Years Ended December 31,					For the Three Months Ended
	2007	2008	2009	2010	2011	March 31, 2012
Earnings:
Income before income taxes	$191,073	$243,334	$280,285	$150,370	$307,428	$61,789
Add: fixed charges	16,267	14,285	19,430	43,578	36,153	8,715
Earnings	$207,340	$257,619	$299,715	$193,948	$343,581	$70,504
Fixed Charges:
Interest expense	$16,200	$14,219	$19,357	$43,529	$36,102	$8,700
Estimated interest portion of rent expense	67	66	73	49	51	15
Fixed charges	$16,267	$14,285	$19,430	$43,578	$36,153	$8,715
Ratio of earnings to fixed charges	12.75	18.03	15.43	4.45	9.50	8.09